SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No _X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED

Date: June 17, 2002

By: [signature]
Name: Frederick W. Bradley Jr.
Title: Director

EXHIBIT INDEX

PRESS RELEASE

Aircraft Lease Portfolio Securitisation 92-1 Limited ("ALPS"), a participant in the international aviation industry, has been adversely affected by the reduction in airline traffic and the reduced demand for aircraft following the terrorist attacks in the United States on 11 September 2001. These events have had an adverse impact on the credit of the ALPS lessees, the level of re-lease rentals and the value of the ALPS aircraft portfolio. On 21 March 2002, Standard & Poor's downgraded the ALPS Class D Notes from a rating of "BB-" to "B+" and indicated that all classes of ALPS notes remain on creditwatch with negative implications.

According to *Airclaims*, there were 1,274 commercial jet aircraft available for sale and lease in mid May 2002. This is an increase of 215 available aircraft since November 2001 and an increase of 434 available aircraft since May 2001.

It is expected that it will take several years for the international aviation industry to work out this backlog, during which time competition among lessors will remain strong and lease rental rates and aircraft values are expected to remain depressed.

Receivables / Cash Flows

Generally, the ALPS lessees have performed in accordance with the terms of their leases. As of 31 May 2002, no amount was outstanding from any ALPS lessee.

However, as a result of the decrease in lease rates and market values referred to above (and discussed in greater detail in the ALPS annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 21 December 2001), ALPS' revenues have decreased significantly. ALPS expects that this decrease in lease revenues and the depressed values of used aircraft will continue for the forseeable future. As a result, ALPS currently believes that it will not be able to pay interest on or repay the principal of the Class E Notes, pay some or all of the interest on the Class D Notes, repay any further principal of the Class D Notes and that it may not be able to repay some of the principal of the Class C Notes.

Aircraft Leases

In 2001, ALPS entered into an agreement to lease a B737-400 aircraft to an airline in India. This airline failed to take delivery of the aircraft and it has been off lease since November 2001. The Servicer is in discussions with several airlines regarding a new lease and has entered into a letter of intent with one airline for a lease starting in July 2002. Completion of a lease with this airline is still subject to several conditions and approvals.

Four of the leases of ALPS aircraft expired in March 2002 in accordance with their terms. In the case of all four aircraft the terms available for new leases are less favourable to ALPS than the terms of the recently expired leases. In particular airlines now frequently demand Power by Hour leases, under which they pay an hourly amount based on their actual use of the aircraft. These leases may include monthly minimum amounts and normally include monthly maximum amounts.

Of the four aircraft involved, the lease of a B757-200 still remains in place in its original form and the aircraft remains with the original lessee. However, as the lease is a Power by Hour arrangement with no monthly minimum and the aircraft is not in operation, no rent is being paid to ALPS. It is expected that the aircraft will be returned to ALPS in July 2002. The Servicer is in discussions with several parties regarding a lease or sale of the aircraft, but no agreement has yet been reached.

Two leases of MD83 aircraft that ended in March 2002 have been extended with their previous lessees, one to March 2003 and one to March 2004. Both leases are on Power by Hour arrangements.

Finally, the lease of a B767-300ER also terminated in March 2002. This aircraft has been placed on a new five-year Power by Hour lease with a new lessee.

Aircraft Sales

In order to meet the Trust Note Sales Goals set out in the Deed of Change, ALPS is required to meet certain aircraft sale targets by 27 June 2002.

In this regard, ALPS has entered into two separate letters of intent to sell one A320-200 aircraft (currently on lease to Air Canada) and one B737-300 aircraft (currently on lease to Malev). It is expected that these sales will be completed by 27 June 2002, but there can be no assurance that completion will not be delayed.

The agreed price for the A320 exceeds each of the Class C and Class D Note Target Prices. The agreed price for the B737 is below the Class C Note Target Price. However, ALPS considers that the sale of the B737 at the agreed price is desirable. This is because it believes that the market for the sale of this aircraft will not improve, and may deteriorate, and because of the mandatory nature of the Trust Note Sales Goals and the sanctions imposed by the Deed of Charge for failure to meet those Goals.

Fleet Appraisals

As required by the Deed of Charge, the three approved ALPS appraisers have performed desktop valuations of the ALPS portfolio as of June 2002. The average of the appraisers' Adjusted Base Value ("ABV") for the portfolio is $254.7 million. The ABV is the appraisers' view of the long-term economic value of the portfolio adjusted for the current maintenance status of the aircraft. ABV does not necessarily reflect the market value of aircraft as of any specific date and ALPS believes that the actual sale value of its aircraft in the current market, and for the forseeable future, is and will be significantly below ABV.

In order to reflect current market conditions, the appraisers have also given their estimates of the Current Fair Market Value ("CFMV") of the portfolio. The average of the appraisers' estimates of the CFMV as of June 2002 is $238.6 million. However, it is unlikely that these prices could actually be achieved in the current, depressed, market for aircraft sales. ALPS believes that in the currently oversupplied market for used aircraft, even the average CFMV is higher than the actual sale value of its aircraft.

Further Information

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone:	+ 353 1 231 1900
Fax:	+ 353 1 231 1901
E-mail:	colm.barrington@babcockbrown.com

14 June 2002

Aircraft Lease Portfolio Securitization
96-1 Pass Through Trust

Statement To Certificateholders

DISTRIBUTIONS IN DOLLARS

CLASS	ORIGINAL FACE VALUE	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	REALIZED LOSSES	ACCRETED INTEREST	CURRENT PRINCIPAL BALANCE
A	25,000,000.00	11,797,104.32	27,322.87	128,229.39	0.00	155,552.26	0.00	0.00	11,668,874.93
A	60,000,000.00	28,313,050.22	65,574.89	307,750.55	0.00	373,325.44	0.00	0.00	28,005,299.67
A	160,673,000.00	75,819,045.46	175,601.89	824,120.06	0.00	999,721.95	0.00	0.00	74,994,925.40
B	56,868,750.00	47,253,750.00	122,367.52	0.00	0.00	122,367.52	0.00	0.00	47,253,750.00
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
C	50,044,500.00	41,583,300.00	122,930.63	0.00	0.00	122,930.63	0.00	0.00	41,583,300.00
D	40,945,500.00	35,204,400.00	1,019,963.34	1,181,700.00	0.00	2,201,663.34	0.00	0.00	34,022,700.00
E-1	82,918,250.00	82,918,250.00	0.00	0.00	0.00	0.00	0.00	0.00	82,918,250.00
E-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTALS	476,450,000.00	322,888,900.00	1,533,761.14	2,441,800.00	0.00	3,975,561.14	0.00	0.00	320,447,100.00

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE / PASS-THRU RATES

LASS	CUSIP	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	CURRENT PRINCIPAL BALANCE	CURRENT	NEXT
	02109PAA8	471.884173	1.092915	5.129176	0.000000	6.222090	466.754997	2.745000%	2.932500%
	U02029AA1	471.884170	1.092915	5.129176	0.000000	6.222091	466.754995	2.745000%	2.932500%
	02109PAE0	471.884171	1.092915	5.129176	0.000000	6.222091	466.754996	2.745000%	2.932500%
	0219PAF7	830.926475	2.151753	0.000000	0.000000	2.151753	830.926475	2.825000%	3.012500%
	U02029AB9	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	2.825000%	3.012500%
	02109PAG5	830.926475	2.456426	0.000000	0.000000	2.456426	830.926475	3.225000%	3.412500%
	02109PAH3	859.786790	24.910267	28.860314	0.000000	53.770581	830.926475	12.750000%	13.750000%
-1	AL9601108	1,000.000000	0.000000	0.000000	0.000000	0.000000	1,000.000000	10.000000%	10.000000%
-2	AL9601109	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	10.000000%	10.000000%

ELLER:	N/A	ADMINISTRATOR:	Michele Voon
ERVICER:	Babcock & Brown Limited		Deutsche Bank
EAD UNDERWRITER:	Lehman Brothers		4 Albany Street
ECORD DATE:	May 31, 2002		New York, NY 10006
ISTRIBUTION DATE:	June 17, 2002	FACTOR INFORMATION:	(800) 735-7777

Aircraft Lease Portfolio Securitization
96-1 Pass Through Trust

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 17-Jun-02

1. COLLATERAL SUMMARY:

1.1. DUE PERIOD 01-May-2002 to 31-May-2002

1.2. ADDITIONAL REPORTED ITEMS

Initial Appraised Value of all Aircraft	378,030,000.00
Aircraft Book Value	310,835,167.50
Rentals, Interest and Other Payments in Arrears	0.00
Is there an existing Event of Default?	NO
Number of Registration Defaults	0.00
Has an Enforcement Notice been Issued?	NO
WFC Aircraft Sale Date	n/a
WFC Aircraft Payment Default Date	n/a

2. SUMMARY OF AVAILABLE FUNDS

2.1. COLLECTIONS

Interim deposits, withdrawals and transfers			
Rents, Interest, Deferred Debt & Other Lessee Payments		6,913,438.00	
Swap Receipts		0.00	
Collections applied to excess aircraft Maintenance Expenses		0.00	
Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account		0.00	
Transfer of Maintenance Reserve Receipts to Lessee Funded Account		0.00	
Transfer of Security Deposit Receipts to Lessee Funded Account		0.00	
Proceeds from sale or other disposition of any Aircraft, Engine or other asset		0.00	
Remaining Aircraft Purchase Account funds after Aircraft Sale Date		0.00	
	Sub Total:		6,913,438.00
Payment Date deposits and transfers			
Investment Earnings:			
Collections Sub Account	36,496.71		
Expense Account	121.15		
Aircraft Purchase Account	0.00		
Class D Note Interest Reserve Account	0.00		
Contingency Reserve Account	1,869.33		
Maintenance Reserve Account	0.00		
Security Deposit Account	0.00		
Total Investment earnings for all accounts		38,487.19	
Investment Earnings retained within Maintenance Reserve Account	0.00		
Investment Earnings retained within Security Deposit Reserve Account	0.00		
		0.00	
	Sub Total:		6,951,925.19

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 15-Jun-01

2. SUMMARY OF AVAILABLE FUNDS (cont.)

2.1. COLLECTIONS (cont.)			
	After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers	0.00	
	After Enforcement Notice, Aircraft Purchase Acct. funds	0.00	
	Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC Aircraft Payment Default Date	0.00	
	Sub Total:		6,951,925.19
Other Miscellaneous amounts			
	For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:		
	Available Maintenance Reserves Amount	0.00	
	Available Security Deposit Amount	0.00	
	Miscellaneous Other Proceeds	0.00	
	Available Collections transferred to the Transaction Account:		6,951,925.19
Reserve Account transfers			
	Maintenance Reserve Amount withdrawals from the Collection Sub-Account	0.00	
	Liquidity Reserve Amount withdrawals from the Collection Sub-Account	0.00	
	Amounts withdrawn from the Class D Interest Reserve Sub-Account	0.00	
	Amounts withdrawn from the Contingency Reserve Sub-Account	0.00	
	Total Amounts transferred to the Transaction Account:		6,951,925.19
2.2. PAYMENTS FROM TRANSACTION ACCOUNT			
*,**	Required Expense Amount plus Additional Company Expenses, Fees and Taxes	1,473,364.05	
	Amounts transferred to the Collection Account for Maintenance Reserve Amount	0.00	
	Swap Payments due to Swap Provider	0.00	
	Amounts transferred to the Collection Account for Liquidity Reserve Amount	0.00	
	Amounts transferred to the Class D Note Interest Reserve Account	1,500,000.00	
	Aggregate Swap Breakage Costs	0.00	
	Current plus prior unpaid Annual Dividends	3,000.00	
	Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to Clause 7.07(a)(iv) of the Deed of Charge.	0.00	
			2,976,364.05
	Payments to Noteholders		3,975,561.14
	Total payments from the Transaction Account:		6,951,925.19
*	Monthly withdrawal from Collection Account for Carotene Account	15,000.00	
**	Remaining Balance from the Carotene Account as of	0.00	

CERTIFICATE PAYMENTS DETAIL REPORT

Distribution Date: 17-Jun-02

1. PAYMENT CALCULATIONS SUMMARY:

1.1. INDICES

Current LIBOR Index Rate	1.8750%
Next LIBOR Index Rate	2.0625%

1.2. INTEREST AMOUNTS

CLASS	ACCRUED and UNPAID INTEREST AMOUNTS		
	Note	Other (1)	Total
A Note	238,572.63	53,134.22	291,706.85
B Note	122,367.52	0.00	122,367.52
C Note	122,930.63	0.00	122,930.63
D Note	606,873.10	733,425.00	1,340,298.10
E Note	36,122,074.83	0.00	36,122,074.83
	37,212,818.71	786,559.22	37,999,377.93

CLASS	UNPAID BALANCE	
	Note	Other (1)
A Note	0.00	23,207.20
B Note	0.00	0.00
C Note	0.00	0.00
D Note	0.00	320,334.76
E Note	36,122,074.83	0.00
	36,122,074.83	343,541.96

Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

1.3. PRINCIPAL AMOUNTS

CLASS	Target Balance	Target Amount	Additional Principal	Target Amount Shortfall
A Note	114,669,100.00	1,260,100.00	0.00	0.00
B Note	47,253,750.00	0.00	0.00	0.00
C Note	41,583,300.00	0.00	0.00	0.00
D Note	34,022,700.00	1,181,700.00	0.00	0.00
		2,441,800.00	0.00	0.00

ADDITIONAL ITEMS REPORT

Distribution Date: 17-Jun-02

1. ACCOUNT ACTIVITY SUMMARY:

Note: Amounts reflect activity which has occured during the relevant Due Period, as well as transfers resulting from the current Payment Date.

Name	Prior Balance	Deposits	Withdrawals	Adjustments	Balance
COLLECTION ACCOUNT					
Collections Sub-Account	23,907,000.00	6,951,925.19	6,951,925.19	0.00	23,907,000.00
Expense Sub-Account	0.00	1,458,485.20	1,458,485.20	0.00	(0.00)
Aircraft Purchase Sub-Account	0.00	0.00	0.00	0.00	0.00
Class D Note Interest Reserve Sub-Account	0.00	1,500,000.00	0.00	0.00	1,500,000.00
Contingency Reserve Sub-Account	1,400,000.00	1,869.33	1,869.33	0.00	1,400,000.00
TOTALS:	25,307,000.00	9,912,279.72	8,412,279.72	0.00	26,807,000.00
LESSEE FUNDED ACCOUNT					
Segregated Maintenance Reserve Sub-Account	0.00	0.00	0.00	0.00	0.00
Segregated Security Deposit Sub-Account	0.00	0.00	0.00	0.00	0.00
TOTALS:	0.00	0.00	0.00	0.00	0.00

Amounts held in respect of the Liquidity Reserve Amount within the Collection Account 23,907,000.00

2. MISCELLANEOUS:

2.1. AIRCRAFT DETAILS

Aircraft Lessee	Aircraft Serial Number	Avg. Appraised Value (1)	Date Appraised	Aircraft Book Value	Event Date	Event Description (2)	Sale / Insurance Proceeds
N/A	127	0.00	30-Jun-2001	0.00	08/02/1999	S	5,525,217.00
Air Canada	283	25,770,000.00	30-Jun-2001	26,961,577.50			-
N/A	11287	0.00	30-Jun-2001	0.00	07/02/1999	S	12,646,518.00
N/A	22381	0.00	30-Jun-2001	0.00	07/24/1997	S	35,000,000.00
Asiana	23869	19,530,000.00	30-Jun-2001	19,470,880.00			-
Travel Service	23870	20,340,000.00	30-Jun-2001	19,947,785.00			-
Off Lease	24519	21,150,000.00	30-Jun-2001	20,531,582.50			-
China Southern	24898	17,230,000.00	30-Jun-2001	17,900,382.50			-
Malev	24914	20,670,000.00	30-Jun-2001	20,334,242.50			-
Air Canada	24952	50,720,000.00	30-Jun-2001	55,764,995.00			-
Spanair	25000	50,730,000.00	30-Jun-2001	55,822,552.50			-
Britannia Airways	25054	33,200,000.00	30-Jun-2001	36,088,552.50			-
Meridiana	49785	16,620,000.00	30-Jun-2001	18,944,640.00			-
BWIA	49786	16,490,000.00	30-Jun-2001	19,067,977.50			-
		292,450,000.00		310,835,167.50			53,171,735.00

Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
(2) Event Description Key: S = sold, L = loss and PDE = Premium Disposition Event.

2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

None